Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Form S-4 Registration Statement File No.: 333-114877

Subject Company: Millennium Chemicals Inc.

Additional Information:

On October 15, 2004, Lyondell Chemical Company (“Lyondell”) filed with the Securities and Exchange Commission (the “SEC”) the definitive joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium Chemicals Inc. (“Millennium”). Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

Forward-Looking Statements:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell and Millennium, including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, which will be filed with the SEC in November 2004.

This filing contains slides used by Lyondell in presentations during an analyst conference on November 3, 2004. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

# # #

Positioned For The Cyclical Upturn

Morgan Stanley Chemicals Roundtable

November 3, 2004

Dan F. Smith

President and Chief Executive Officer

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, which will be filed with the SEC in November 2004.

In addition, on October 15, 2004, Lyondell filed with the SEC the definitive joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium. Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

Reconciliations of GAAP financial measures to non-GAAP financial measures are provided at the end of this presentation.

Lyondell Has Built a Major Global Chemical Enterprise

Global producer of basic chemicals, polymers, and fuels Built one of the world’s leading chemical companies through:

Acquisitions and joint ventures

New investment where differential

Our value proposition

Excel at low-cost operation in a mature industry

Return cash flow to investors:

Dividends and interest

Debt reduction

The Following Areas Have Been The Principal Areas Of Investor Interest Over The Past Weeks:

Impact of oil price?

Will U.S. ethylene assets be able to compete in the future?

What is the potential impact of PO capacity additions? Are strong LCR profits sustainable?

What is peak profitability?

The US Economy Is Benefiting From Economic Stimulus

D GDP Leads to After

Stimulus Change 1 Year 2 Years

Fed Rate Reduction 100 BP 0.6 1.7

Real Dollar Decline 10% 0.4 1.6

Income Tax Reduction 1% of GDP 0.4 0.8

Stock Price Increase 20% 0.4 0.8

Oil Price Decline $10/bbl 0.2 0.4

* Source: Fed Reserve, Jan. 1999

Chemical and Plastics Demand Grows Rapidly As Economies Develop

Polyethylene Consumption By Nation

PE Consumption/capita, lbs

12 0

10 0

8 0

6 0

4 0

2 0

0

China India Indonesia

Thailand

Malaysia

Korea

Taiwan

WE

Singapore

US

Japan

0 5 , 0 0 0 10 , 0 0 0 15 , 0 0 0 2 0 , 0 0 0 2 5 , 0 0 0 3 0 , 0 0 0 3 5 , 0 0 0 4 0 , 0 0 0

2000 GDP/Capita

Source: CMAI 2001

Profitability Is Driven By Supply/Demand Fundamentals

Crude Oil vs. Equistar EBITDA

EBITDA

550 450 350 250 150 50 -50

1H99 1H00 1H01 1H02 1H03 1H04

40 35 30 25 20 15 10 5 0

Crude Price

EBITDA

Crude Price

U.S. Ethylene Operating Rates vs. Equistar EBITDA

EBITDA

550 450 350 250 150 50 -50

1H99 1H00 1H01 1H02 1H03 1H04

100 95 90 85 80 75 70

Operating Rate

EBITDA

Operating Rate

Source: Platt’s, CMAI

Our Results Reflect Improving Conditions

Quarterly EBITDA

EBITDA $MM

500 450 400 350 300 250 200 150 100 50 0 -50

Q1 2003 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004

IC&D

100% Equistar

100% LCR

The Following Areas Have Been The Principal Areas Of Investor Interest Over The Past Weeks:

Impact of oil price?

Will U.S. ethylene assets be able to compete in the future?

What is the potential impact of PO capacity additions? Are strong LCR profits sustainable?

What is peak profitability?

Ethylene Is Recovering From A Significant Trough

Ethylene Supply/Demand Balance—North America

Bln lbs

110

100

90 80 70 60

50

40

1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Rest of World

Effective Operating Rate

(at 96% on-stream-time)

N. America

N. America Demand

Nameplate Capacity

100%

95%

90% 85% 80% 75%

70%

65%

Operating Rate

Source: CMAI / Equistar (September 2004)

Liquid Cracking Provides an Advantage vs. Ethane Raw Materials

Equistar Capability

NGL 37%

Liquid 63%

N. American Industry (ex. Equistar)

Liquid 25%

NGL 75%

Liquid Cracking Variable Cost Advantage vs. NGL

Ethane – Light Naphtha Cost of Ethylene Spread

¢/lb ethylene

7 6 5 4 3 2 1 0

1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 H1 2004

Average

Source: CMAI, Chem Data, and Lyondell

Future Ethylene Capacity Additions Favor a Growing Liquid Raw Material Advantage

2004 — 2009

2003 Demand Blbs Demand Growth Blbs Olefins Plant Supply Growth Blbs Blbs

Ethylene 226 56 55 (1)

Propylene 134 38 15 (23)

Ethylene /

Propylene 1.7 1.5 3.7 —

Source: CMAI September 2004

The Following Areas Have Been The Principal Areas Of Investor Interest Over The Past Weeks:

Impact of oil price?

Will U.S. ethylene assets be able to compete in the future?

What is the potential impact of PO capacity additions?

Are strong LCR profits sustainable? What is peak profitability?

Propylene Oxide Is Following The Typical Chemical Cycle

B Lbs/yr

20 18 16 14 12 10 8 6 4 2 0

1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Operating Rate

Demand

Supply

100% 90% 80%Operating

70%

Rate

60%

50%

Source: LYO, SRI

PO Technology is Entering its Third Generation of Innovation

1st Generation 2nd Generation 3rd Generation

Technology Chlorohydrin Peroxidation Direct Oxidation

Initial Application 1910 1960/70s 2000/10

Key Producers Dow POSM—Lyondell, Shell

China (several) POTBA – Lyondell

PO/Cumene – Sumitomo/

Lyondell JV

Development Efforts PO/H2O2—Dow/BASF Lyondell

Steps Toward Increased IC&D Cash Flow $ MM/Yr

600 500 400 300

200

100

Base

Potential Cash Improvement From 2003

Complete PO-11 Capital Spend

Convert PO/SM

Purchases on Production

1999 PO / TDI

SM Margins

MTBE Resolution

Sell-out at 1995 PO / TDI / SM Margins

The Following Areas Have Been The Principal Areas Of Investor Interest Over The Past Weeks:

Impact of oil price?

Will U.S. ethylene assets be able to compete in the future?

What is the potential impact of PO capacity additions?

Are strong LCR profits sustainable?

What is peak profitability?

LCR Important Cash Generator – Operating Reliability and Crude Deliveries Drive Strong Performance

MB/day

300 250 200 150 100 50 0

CSA

Spot Mkt

1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04

Net Distribution To LYO, $MM

2 22 49 7 67 69 55 32 54 89 138

Industry Margins Have Rebounded with Growing Worldwide Demand & Limited Refining Capacity

WTI Crude Oil Refining Margin

3/2/1 Refining Spread ($/Bbl) $12.0 $10.0 $8.0 $6.0 $4.0 $2.0 $0.0

Jul-02

Sep-02

Nov

-02

Jan-03

Mar-03

May-03

Jul

-03

Sep-

03

Nov

-03

Jan

-04

Mar

-04

May-04

Jul-04

Sep-04

Source: Platt’s

The Following Areas Have Been The Principal Areas Of Investor Interest Over The Past Weeks:

Impact of oil price?

Will U.S. ethylene assets be able to compete in the future?

What is the potential impact of PO capacity additions? Are strong LCR profits sustainable?

What is peak profitability?

Lyondell Has Maintained Ethylene Chain Leverage While Diversifying Total Chemical Leverage

Pounds / Share

1994 Jan. 1, 2004 Post Transaction Closing

Petrochemicals

Ethylene 45 46.5 47.5

Styrene — 16.5 12

Propylene Oxide — 13.5 10

TDI — 3 2.5

Acetic Acid — — 5

TiO2 — — 6

45 79.5 83

Derivatives

Polyolefins 5.5 24 24.5

Ethylene Oxygenates — 6.5 6.5

PO Derivatives — 9.5 7

Vinyl Acetate (VAM) — — 3.5

5.5 40 41.5

Notes: Lbs refers to capacity times ownership percentage.

1994 2004 Post-closing (pro forma)*

Share Count 80 MM 177 MM 245 MM

* Assumed 1.05 exchange ratio

Enterprise Earnings Capability Far Exceeds Recent Results

(Current Ownership – Pre-Millennium Transaction)

Cycle EBITDA Potential $MM

3000 2500 2000 1500 1000 500 0

2003

1999/2000 Margins 1

1995 Margins1

1988 Margins1

Recession/ Trough

Pre-Recession $6.90 / share

Peak $1.40 / share

2003 Proportional Interest, Dividends & Capital

LCR

IC&D

Equistar

1 Chem Data/CMAI industry margins conditions for IC&D and Equistar products (ex. MTBE) applied to current capacities and ownership, LCR 2003 EBITDA. Note: Assumes 2003 capital structure; 175 MM shares.

There Is A Significant Amount of Accessible Debt

Accessible Debt * $MM

1,400 1,200 1,000 800 600 400 200 0

$800 $730 $100 $1 $150 $500 $900 $278 $700 $700 $485

Lyondell

Equistar

Millennium

2004

Lyondell

Equistar

Millennium

2005

Lyondell

Equistar

Millennium

2006

Lyondell

Equistar

Millennium

2007

Lyondell

Equistar

Millennium

2008

Lyondell 9 3/8% ACC Debenture

Lyondell 9 1/2% Sr. Secured Notes Series C Equistar 6 1/2% Notes Millennium 7% Senior Unsecured Notes due 2006

Lyondell 9 5/8% Sr. Secured Notes Series A Lyondell 11 1/8% Sr. Secured Notes Series D Equistar 10 1/8% Senior Notes Millennium 9 1/4% Senior Unsecured Notes due 2008

Lyondell 9 7/8% Sr. Secured Notes Series B Equistar 11.2% Medium Term Notes Equistar 10 5/8% Senior Notes

* As of October 2004

Accessible debt is shown for the first year in which it is callable and does not include subordinated debt. Debt with make-whole provisions is shown at maturity, including the $900MM Senior Secured Notes Series A due 2007 (Lyondell) and $700MM Senior Notes due 2008 (Equistar)

Millennium: Post Transaction

De-Leveraging Benefits All Stakeholders

Impact of Lyondell debt reduction at constant capitalization1

Debt Reduction

$2 Billion (w/o MCH) $3 Billion (with MCH)

Debt to Capitalization 40% 45%

Avoided Interest Expense $ 200MM / Year $ 300MM / Year

Earnings Improvement 75¢ / share 80¢ / share

Share Price Improvement at Constant Capitalization $11.50 / share 2 $12.25 / share 3

1 Capitalization = debt + book value of equity + minority interest

2 Assumes 175MM shares outstanding

3 Assumes 245MM shares outstanding

Equistar Chemicals, LP

Reconciliation of Net Income (Loss) to EBITDA

For the six-month periods ended June 30 (Millions of Dollars)

1999 2000 2001 2002 2003 2004

Net income (loss) $ 49 $ 208 $ (107) $ (1,207) $ (195) $ 48

Add:

Depreciation and amortization 147 152 159 147 154 153

Interest expense, net 84 89 91 102 102 110

Cum. effect of accounting change - - - 1,053 - -

EBITDA $ 280 $ 449 $ 143 $ 95 $ 61 $ 311

LYONDELL CHEMICAL COMPANY
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA
(Millions of dollars)

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Q1 2004	Q2 2004	Q3 2004
Lyondell net income (loss)	$ (113)	$ (68)	$ (44)	$ (77)	$ (15)	$ 3	$ 50
Add: Provision for (benefit from) income tax	(55)	(39)	(27)	(58)	(9)	3	26
Interest expense, net	83	99	106	104	109	108	108
Depreciation and amortization	57	61	66	66	63	64	59
(Income) loss from equity investment in Equistar	100	32	26	70	(6)	(33)	(54)
Income from equity investment in LCR	(19)	(37)	(43)	(45)	(56)	(63)	(89)
Lyondell EBITDA	$ 53	$ 48	$ 84	$ 60	$ 86	$ 82	$ 100
Equistar net income (loss)	$ (146)	$ (49)	$ (40)	$ (104)	$ 5	$ 43	$ 72
Add: Depreciation and amortization	78	76	76	77	76	77	81
Interest expense, net	49	53	51	54	55	55	55
Equistar EBITDA	$ (19)	$ 80	$ 87	$ 27	$ 136	$ 175	$ 208
Proportionate Share - 70.5%	$ (14)	$ 57	$ 61	$ 19	$ 96	$ 123	$ 147
LCR net income	$ 28	$ 58	$ 69	$ 73	$ 91	$ 103	$ 147
Add: Depreciation and amortization	28	29	28	28	30	28	29
Interest expense, net	10	9	8	9	10	8	6
LCR EBITDA	$ 66	$ 96	$ 105	$ 110	$ 131	$ 139	$ 182
Proportionate Share - 58.75%	$ 39	$ 56	$ 62	$ 65	$ 77	$ 82	$ 107
Lyondell and Proportionate Share of Equity Investments - EBITDA							
Lyondell EBITDA	$ 53	$ 48	$ 84	$ 60	$ 86	$ 82	$ 100
70.5% of Equistar EBITDA	(14)	57	61	19	96	123	147
58.75% of LCR EBITDA	39	56	62	65	77	82	107
Lyondell and Proportionate Share of Equity Investments	$ 78	$ 161	$ 207	$ 144	$ 259	$ 287	$ 354

LYONDELL

26

LYONDELL CHEMICAL COMPANY
RECONCILIATION OF LCR NET INCOME (LOSS) TO EBITDA
(Millions of dollars)

	Q1 2002	Q2 2002	Q3 2002	Q4 2002 (b)	Q1 2003	Q2 2003	Q3 2003	Q4 2003	1Q 2004	2Q 2004	3Q 2004
Net income (loss)	$ 41	$ 63	$ 50	$ 69	$ 28	$ 58	$ 69	$ 73	$ 91	$ 103	$ 147
Add: Depreciation and amortization	29	30	28	29	28	29	28	28	30	28	29
Interest expense, net	8	7	8	9	10	9	8	9	10	8	6
LCR EBITDA	$ 78	$ 100	$ 86	$ 97	$ 66	$ 96	$ 105	$ 110	$ 131	$ 139	$ 182

(a) EBITDA for LCR for the three months ended September 30, 2001 was originally reported as $116 million and was restated to include extraordinary charges related to early debt retirement, currently reflected in other expense, net.

(b) EBITDA for the three months ended December 31, 2002 was originally reported as $98 million and was restated to include extraordinary charges related to early debt retirement, currently reflected in other expense, net.

RECONCILIATION OF LCR NET CASH DISTRIBUTIONS

	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003	1Q 2004	2Q 2004	3Q 2004
Investment in LCR at beginning of quarter	$ 29	$ 54	$ 71	$ 54	$ 68	$ 20	$ 1	$ (14)	3	5	(20)
Add: Equity in income (loss) of LCR	27	39	32	37	19	37	43	45	56	63	89
Other comprehensive loss due to minimum pension liability	-	-	-	(16)	-	-	-	4	-	-	-
Accrued interest converted to capital	-	-	-	-	-	10	-	-	-	-	-
Contribution payable to LCR	-	-	-	-	-	3	(3)	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	1
Less: Investment in LCR at end of quarter	(54)	(71)	(54)	(68)	(20)	(1)	14	(3)	(5)	20	68
Net cash distributions from (contributions to) LCR	$ 2	$ 22	$ 49	$ 7	$ 67	$ 69	$ 56	$ 32	$ 54	$ 88	$ 138
Distributions from LCR	$ 24	$ 27	$ 63	$ 12	$ 88	$ 69	$ 59	$ 38	$ 63	$ 97	$ 148
Contributions to LCR	(22)	(5)	(14)	(5)	(21)	-	(3)	(6)	(9)	(9)	(10)
Net cash distributions from (contributions to) LCR	$ 2	$ 22	$ 49	$ 7	$ 67	$ 69	$ 56	$ 32	$ 54	$ 88	$ 138

LYONDELL

27

Lyondell Chemical Company

Reconciliation of Net Income (Loss) to EBITDA For the Twelve Months Ended December 31, 2003 and Hypothetical Net Income to Hypothetical EBITDA

Assuming Historical Industry Margin Conditions

Hypothetical Results Using

(Millions of dollars) 2003 Actual 1999/2000 Margins 1 1995 Margins 1 1988 Margins 1

Lyondell net (loss) income $ (302) $ 190 $ 900 $ 1,155

Add: (Benefit from) provision for income tax 2 (179) 100 485 620

Interest expense, net 3 392 390 390 390

Depreciation and amortization 4 250 250 250 250

Loss (income) from equity investment in Equistar 228 (170) (940) (1,280)

Income from equity investment in LCR (144) (145) (145) (145)

Lyondell EBITDA $ 245 $ 615 $ 940 $ 990

Equistar net income (loss) $ (339) $ 225 $ 1,315 $ 1,795

Add: Depreciation and amortization 4 307 310 310 310

Interest expense, net 3 207 205 205 205

Equistar EBITDA $ 175 $ 740 $ 1,830 $ 2,310

Proportionate Share—70.5% $ 123 $ 520 $ 1,290 $ 1,630

LCR net income $ 228 $ 230 $ 230 $ 230

Add: Depreciation and amortization 113 115 115 115

Interest expense, net 36 35 35 35

LCR EBITDA $ 377 $ 380 $ 380 $ 380

Proportionate Share—58.75% $ 222 $ 225 $ 225 $ 225

Lyondell and Proportionate Share of Equity Investments—EBITDA

Lyondell EBITDA $ 245 $ 615 $ 940 $ 990

70.5% of Equistar EBITDA 123 520 1,290 1,630

58.75% of LCR EBITDA 222 225 225 225

Lyondell and Proportionate Share of Equity Investments $ 590 $ 1,360 $ 2,455 $ 2,845

1 Using ChemData/CMAI industry margins for Lyondell and Equistar products, excluding MTBE, for the relevant periods applied to current Lyondell and Equistar capacities at 100% utilization and using constant LCR earnings at 2003 level. Except for 2003 Actual, this is not intended to present either historical or forecast earnings of Lyondell, Equistar or LCR.

2 Assumes 35% tax rate for hypothetical data.

3 Assumes constant capitalization and interest rates.

4 Assumes current capacity, book values and estimated useful lives.

Positioned For The Cyclical Upturn

Security Analysts of San Francisco

November 3, 2004

Dan F. Smith

President and Chief Executive Officer

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, which will be filed with the SEC in November 2004.

In addition, on October 15, 2004, Lyondell filed with the SEC the definitive joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium. Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

Reconciliations of GAAP financial measures to non-GAAP financial measures are provided at the end of this presentation.

2

Lyondell Has Built a Major Global Chemical Enterprise

Global producer of basic chemicals, polymers, and fuels

Built one of the world’s leading chemical companies through:

?Acquisitions and joint ventures ?

New investment where differential

Our value proposition ?

Excel at low-cost operation in a mature industry ?

Return cash flow to investors:

Dividends and interest

Debt reduction

3

Lyondell Has Followed A Consistent Path Over The Years

- **1985** — Formation: ARCO Olefins, Houston Refinery
- **1985-95**
  - **Rexene Polymers** — Purchase of LDPE & PP Assets
  - **Alathon Purchase** — Acquired HDPE Assets From Oxychem
- **1996-97**
  - **LCR/Refinery Upgrade** — Partnered With PDVSA
  - **Equistar 1** — Joined With Millennium to Form Equistar
- **1998**
  - **Equistar 2** — Oxychem Joins Equistar Partnership
  - **ARCO Chemical** — Purchased ACC
- **1999-00**
  - **Bayer** — Divested Polyols Business to Bayer
- **2000**
  - **Merged Structure** — Combined Management of Equistar and Lyondell
- **2001-03**
  - **PO & BDO Europe**
  - **Increase Equistar Ownership** — Purchased Oxy's Share of Equistar
- **2004**
  - **LYO & MCH Combine**

4

LYONDELL

3rd Largest Chemical Company in North America (Post-Transaction)

2003 Sales ($ in millions)

$ 35,000

$ 30,000

$ 25,000

$ 20,000

$ 15,000

$ 10,000

$ 5,000

$0

ARJ

WLM

ALB

SHLM

FUL

GLK

CYT

FOE

HPC

POL

LZ

CK

RPM

VAL

EC

ECL

NCX

SHW

EMN

ROH

PPG

Pro Forma Lyondell

DD

DOW

5

Total Chemical Leverage Per Share Has

Increased

Pounds / Share

1994 Jan. 1, 2004 Post Transaction Closing

Petrochemicals

Ethylene 45 46.5 47.5

Styrene — 16.5 12

Propylene Oxide — 13.5 10

TDI — 3 2.5

Acetic Acid — — 5

TiO2 — — 6

45 79.5 83

Derivatives

Polyolefins 5.5 24 24.5

Ethylene Oxygenates — 6.5 6.5

PO Derivatives — 9.5 7

Vinyl Acetate (VAM) — — 3.5

5.5 40 41.5

Notes: Lbs refers to capacity times ownership percentage

1994 2004 Post-closing (pro forma)*

Share Count 80 MM 245 MM 177 MM

* Assumed 1.05 exchange ratio

6

Our Products Have Become Basic Necessities In Developed Economies

2003 Sales Revenue

Chemicals

Plastics

Pigments

Fuels

* Includes pending MCH transaction and proportional share of LCR

7

Lyondell and Equistar Products Serve a Broad Mix of End Users

Other

Electronics

Textiles/ Furnishings

Packaging

Bldg & Const

Transportation

Consumer

Packaging

Textiles/ Furnishings

Electronics

Other

Bldg & Const

Transportation

Consumer

ETHYLENE

PROPYLENE OXIDE

8

Lyondell and Equistar Products Serve a Broad Mix of End Users

Other

Electronics

Textiles/ Furnishings

Packaging

Bldg & Const

Transportation

Consumer

Other

Electronics

Packaging

Consumer

Textiles/ Furnishings

Bldg & Const

Transportation

PROPYLENE OXIDE

ETHYLENE

8

Chemical and Plastics Demand Grows Rapidly As Economies Develop

Polyethylene Consumption By Nation

PE Consumption/capita, lbs

12 0

10 0

8 0

6 0

4 0

2 0

0

0 5 , 0 0 0 10 , 0 0 0 15 , 0 0 0 2 0 , 0 0 0 2 5 , 0 0 0 3 0 , 0 0 0 3 5 , 0 0 0 4 0 , 0 0 0

2000 GDP/Capita

Malaysia

China India Indonesia

Thailand

Korea

Taiwan

WE

Singapore

US

Japan

Source: CMAI 2001

9

The Current Lyondell Enterprise Has A Well Established Presence in Asia

Presence established in 1972 40% interest in Nihon Oxirane $1 B revenue in 2003 1 2.5 – 3.0 B lbs of sales 1 Leading PO and derivative positions Strong styrene relationships

Beijing Tokyo Shanghai Guanghou Taipei Hong Kong

1 Includes 100% of Nihon Oxirane

Offices Inventory Point Manufacturing

10

… But Profitability Is Driven By Supply/Demand Fundamentals

Crude Oil vs. Equistar EBITDA

U.S. Ethylene Operating Rates vs. Equistar EBITDA

EBITDA

550

450

350

250

150

50

-50

1H99 1H00 1H01 1H02 1H03 1H04

40

35

30

25

20

15

10

5

0

Crude Price

EBITDA

Crude Price

EBITDA

550 450 350 250 150 50 -50

1H99 1H00 1H01 1H02 1H03 1H04

100 95 90 85 80 75 70

Operating Rate

EBITDA

Operating Rate

Source: Platt’s, CMAI

12

Ethylene Is Recovering From A Significant Trough

Ethylene Supply/Demand Balance—North America

Bln lbs

110

100

90

80

70

60

50

40

N. America Demand

N. America

Effective Operating Rate

(at 96% on-stream-time)

Rest of World

Nameplate Capacity

1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

100%

95%

90%

85%

80%

75%

70%

65%

Operating Rate

Source: CMAI / Equistar (September 2004)

13

Leading Product Positions Create Significant Earnings Leverage

Capacity Position (1)

Pre-Tax Leverage

Product North America Global (D1¢/unit)

Intermediate Propylene Oxide (lbs) (2) 1st 1st $23MM

Chemicals and Styrene Monomer (lbs) 1st 4th $21MM

Derivatives MTBE (bbl/day) 1st 2nd $9MM (4)

Ethylene (lbs) 2nd 5th $116MM

Equistar Propylene (lbs) (3) 2nd 7th $50MM

Polyethylene (lbs) 3rd 4th $57MM

TiO2 (lbs) 3rd 2nd $15 MM

Millennium Acetyls (lbs)

- Acetic Acid 2nd 3rd $12 MM

- Vinyl Acetate Monomer 2nd 3rd $9 MM

1 Source: Capacities as of January 2004, CMAI, 2 Includes 100% of joint venture volumes 3 Does not include refinery-grade he product flexibility material or ‘s facility.

4 Based ¢/gal change on 1

14

In Summary, Our Businesses Are Well Positioned for the Up-Cycle

Improving Global Economy Tightening Supply/Demand Outlook Significant Volumetric Leverage Differentiated Positions

15

Our Results Reflect Improving Conditions

Quarterly EBITDA

EBITDA $MM

500

450

400

350

300

250

200

150

100

50

0

-50

Q1 2003 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004

IC&D

100% Equistar

100% LCR

16

Enterprise Earnings Capability Far Exceeds Recent Results

(Current Ownership – Pre-Millennium Transaction)

Cycle EBITDA Potential $MM

3000

2500

2000

1500

1000

500

0

Recession/ Trough

Pre-Recession

Peak $6.90 / share $1.40 / share

2003 Proportional Interest, Dividends & Capital

2003 1999/2000 Margins 1 1995 Margins1 1988 Margins1

LCR

IC&D

Equistar

1 Chem Data/CMAI industry margins conditions for IC&D and Equistar products (ex. MTBE) applied to current capacities and ownership, LCR 2003 EBITDA. Note: Assumes 2003 capital structure; 175 MM shares.

17

Debt Reduction

$2 Billion (w/o MCH) $3 Billion (with MCH)

Debt to Capitalization 40% 45%

Avoided Interest Expense $200MM / Year $300MM / Year

Earnings Improvement 75¢ / share 80¢ / share

Share Price Improvement at Constant Capitalization $11.50 / share 2 $12.25 / share 3

De-Leveraging Benefits All Stakeholders

Impact of Lyondell debt reduction at constant capitalization1

1 Capitalization = debt + book value of equity + minority interest

2 Assumes 175MM shares outstanding

3 Assumes 245MM shares outstanding

18

Lyondell Stock Has Performed Well In Troughs and Recoveries

1990 – 1995 Cycle

2000 – 200? Cycle

Shareholder Return % / Yr

35 30 25 20 15 10 5 0 -5 -10 -15

Q4 ‘90—Q4 ‘93 Downturn Q4 ‘93—July ‘95 Recovery Q4 ‘00—Q4 ‘03 Downturn Q4 ‘03—? Recovery

Lyondell

S&P 500

Source: Bloomberg

19

1999 2000 2001 2002 2003 2004

Net income (loss) $ 49 $ 208 $ (107) $ (1,207) $ (195) $ 48

Add:

Depreciation and amortization 147 152 159 147 154 153

Interest expense, net 84 89 91 102 102 110

Cum. effect of accounting change - - - 1,053 - -

EBITDA $ 280 $ 449 $ 143 $ 95 $ 61 $ 311

Equistar Chemicals, LP

Reconciliation of Net Income (Loss) to EBITDA

For the six-month periods ended June 30 (Millions of Dollars)

20

LYONDELL CHEMICAL COMPANY
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA
<u>(Millions of dollars)</u>

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Q1 2004	Q2 2004	Q3 2004
Lyondell net income (loss)	$ (113)	$ (68)	$ (44)	$ (77)	$ (15)	$ 3	$ 50
Add: Provision for (benefit from) income tax	(55)	(39)	(27)	(58)	(9)	3	26
Interest expense, net	83	99	106	104	109	108	108
Depreciation and amortization	57	61	66	66	63	64	59
(Income) loss from equity investment in Equistar	100	32	26	70	(6)	(33)	(54)
Income from equity investment in LCR	(19)	(37)	(43)	(45)	(56)	(63)	(89)
Lyondell EBITDA	$ 53	$ 48	$ 84	$ 60	$ 86	$ 82	$ 100
Equistar net income (loss)	$ (146)	$ (49)	$ (40)	$ (104)	$ 5	$ 43	$ 72
Add: Depreciation and amortization	78	76	76	77	76	77	81
Interest expense, net	49	53	51	54	55	55	55
Equistar EBITDA	$ (19)	$ 80	$ 87	$ 27	$ 136	$ 175	$ 208
Proportionate Share - 70.5%	$ (14)	$ 57	$ 61	$ 19	$ 96	$ 123	$ 147
LCR net income	$ 28	$ 58	$ 69	$ 73	$ 91	$ 103	$ 147
Add: Depreciation and amortization	28	29	28	28	30	28	29
Interest expense, net	10	9	8	9	10	8	6
LCR EBITDA	$ 66	$ 96	$ 105	$ 110	$ 131	$ 139	$ 182
Proportionate Share - 58.75%	$ 39	$ 56	$ 62	$ 65	$ 77	$ 82	$ 107
Lyondell and Proportionate Share of Equity Investments - EBITDA							
Lyondell EBITDA	$ 53	$ 48	$ 84	$ 60	$ 86	$ 82	$ 100
70.5% of Equistar EBITDA	(14)	57	61	19	96	123	147
58.75% of LCR EBITDA	39	56	62	65	77	82	107
Lyondell and Proportionate Share of Equity Investments	$ 78	$ 161	$ 207	$ 144	$ 259	$ 287	$ 354

LYONDELL

21

Lyondell Chemical Company

Reconciliation of Net Income (Loss) to EBITDA For the Twelve Months Ended December 31, 2003 and Hypothetical Net Income to Hypothetical EBITDA

Assuming Historical Industry Margin Conditions

Hypothetical Results Using

2003 1999/2000 1995 1988

(Millions of dollars) Actual Margins 1 Margins 1 Margins 1

Lyondell net (loss) income $ (302) $ 190 $ 900 $ 1,155

Add: (Benefit from) provision for income tax 2 (179) 100 485 620

Interest expense, net 3 392 390 390 390

Depreciation and amortization 4 250 250 250 250

Loss (income) from equity investment in Equistar 228 (170) (940) (1,280)

Income from equity investment in LCR (144) (145) (145) (145)

Lyondell EBITDA $ 245 $ 615 $ 940 $ 990

Equistar net income (loss) $ (339) $ 225 $ 1,315 $ 1,795

Add: Depreciation and amortization 4 307 310 310 310

Interest expense, net 3 207 205 205 205

Equistar EBITDA $ 175 $ 740 $ 1,830 $ 2,310

Proportionate Share—70.5% $ 123 $ 520 $ 1,290 $ 1,630

LCR net income $ 228 $ 230 $ 230 $ 230

Add: Depreciation and amortization 113 115 115 115

Interest expense, net 36 35 35 35

LCR EBITDA $ 377 $ 380 $ 380 $ 380

Proportionate Share—58.75% $ 222 $ 225 $ 225 $ 225

Lyondell and Proportionate Share of Equity Investments—EBITDA

Lyondell EBITDA $ 245 $ 615 $ 940 $ 990

70.5% of Equistar EBITDA 123 520 1,290 1,630

58.75% of LCR EBITDA 222 225 225 225

Lyondell and Proportionate Share of Equity Investments $ 590 $ 1,360 $ 2,455 $ 2,845

1 Using ChemData/CMAI industry margins for Lyondell and Equistar products, excluding MTBE, for the relevant periods applied to current Lyondell and Equistar capacities at 100% utilization and using constant LCR earnings at 2003 level. Except for 2003 Actual, this is not intended to present either historical or forecast earnings of Lyondell, Equistar or LCR.

2 Assumes 35% tax rate for hypothetical data.

3 Assumes constant capitalization and interest rates.

4 Assumes current capacity, book values and estimated useful lives.

22